UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. )*

Under the Securities Exchange Act of 1934

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE

SERIES B COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Series A Common Stock: 531465102

Series B Common Stock: 531465201

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Series A Common Stock: 531465102 Series B Common Stock: 531465201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Malone (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 4,163,017 (2), (3), (4) Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 78,629 (5) Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 4,163,017 (2), (3), (4) Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 78,629 (5) Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 4,241,646 (2), (3), (4), (5) Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 5.99% (6) Series B Common Stock: 0

14.	Type of Reporting Person (See Instructions) IN

(1)                                 The share amounts included in the foregoing table reflect Mr. Malone’s beneficial ownership following the Exchange (as defined herein). Prior to the Exchange, Mr. Malone beneficially owned (i) 1,194,456 shares of Series A Common Stock (including (A) 78,580 shares held by his wife as to which he disclaimed beneficial ownership, (B) 28,148 shares held by two trusts which were managed by an independent trustee, the beneficiaries of which were Mr. Malone’s adult children, as to which shares Mr. Malone disclaimed beneficial ownership and (C) 5,016 shares of Series A Common Stock that were issuable upon exercise of options) and (ii) 2,770,173 shares of Series B Common Stock (including (A) 85,234 shares held by his wife as to which he disclaimed beneficial ownership, (B) 45,892 shares held by two trusts which were managed by an independent trustee, the beneficiaries of which were Mr. Malone’s adult children, as to which shares Mr. Malone disclaimed beneficial ownership and (C) 44,407 shares of Series B Common Stock that were issuable upon exercise of options).  Mr. Malone became the beneficial owner of such shares of Series A Common Stock and Series B Common Stock as a result of the Distribution (as defined herein).  See Item 4.

(2)                                 Includes 172,337 shares of Series A Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3)                                 Includes 5,016 shares of Series A Common Stock that are issuable upon exercise of options which are exercisable within 60 days of December 22, 2014.

(4)                                 Includes (i) 302,326 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (Fidelity) in connection with a margin loan facility extended by Fidelity to Mr. Malone and (ii) 780,386 shares of Series A Common Stock pledged to Bank of America (BoA) in connection with a loan facility extended by BoA to Mr. Malone.

(5)                                 Includes 78,629 shares of Series A Common Stock held by two trusts which are managed by an independent trustee, the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone retains the right to substitute assets held by the trusts and disclaims beneficial ownership of the shares held by the trusts.

(6)                                 For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Series A Common Stock outstanding was 70,804,549 and the total number of shares of Series B Common Stock outstanding was 2,929,777, in each case, on October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and, as required by Rule 13d-3 under the Exchange Act (as defined herein), after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days of December 22, 2014. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 4.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Item 1.  Security and Issuer

John C. Malone (“Mr. Malone”) is filing this statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)                                 Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                                 Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. By its terms each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder. Shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.  Identity and Background

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is the Chairman of the Board and a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

Mr. Malone initially acquired beneficial ownership of the shares of Common Stock reported on this Statement on August 27, 2014 pursuant to the Distribution (as defined below).  On December 22, 2014, (i) Mr. Malone exercised an option to acquire shares of Series B Common Stock and (ii) Mr. Malone, his wife and the Trusts (as defined below) exchanged all shares of Series B Common Stock beneficially owned for shares of Series A Common Stock pursuant to the Exchange (as defined below).

Item 4.  Purpose of Transaction

Mr. Malone initially acquired his beneficial ownership of shares of Common Stock on August 27, 2014 pursuant to a pro-rata distribution of Common Stock (the “Distribution”) made by the Issuer’s former parent company, Liberty Interactive Corporation (“Liberty”), to holders of its Liberty Ventures common stock.  As a result of the Distribution the Issuer became an independent, publicly traded company and the Series A Common Stock and Series B Common Stock were registered under the Exchange Act. The Distribution was effected by means of a dividend pursuant to which (i) each holder of a share of Liberty’s Series A Liberty Ventures common stock received one share of Series A Common Stock and (ii) each holder of a share of Liberty’s Series B Liberty Ventures common stock received one share of Series B Common Stock. Following the Distribution, Mr. Malone beneficially owned 1,189,440 shares of Series A Common Stock and 2,725,766 shares of Series B Common Stock.

On December 22, 2014, (i) Mr. Malone exercised options to acquire 44,407 shares of Series B Common Stock and (ii) Mr. Malone, his wife and the Trusts entered into an exchange transaction pursuant to which they exchanged (the “Exchange”) an aggregate of 2,770,173 shares of Series B Common Stock in a private transaction with Mr. Gregory B. Maffei (“Mr. Maffei”), the Chief Executive Officer and a director of the Issuer, for 3,047,190 shares of Series A common Stock held by Mr. Maffei. As a result of these transactions, Mr. Malone no longer beneficially owns any shares of Series B Common Stock.

The shares of Common Stock acquired by Mr. Malone in the Distribution and the additional shares of Series A Common Stock acquired by Mr. Malone in the Exchange were acquired by him for investment purposes. Mr. Malone acquired the securities described in this Statement on the date of the Distribution pursuant to the Distribution and held such shares for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.  Interest in Securities of the Issuer

(a) - (b) As a result of the transactions referred to in this Statement, Mr. Malone beneficially owns 4,241,646 shares of Series A Common Stock (including (A) 172,337 shares held by his wife as to which he disclaims beneficial ownership, (B) 78,629 shares held by two trusts which are managed by an independent trustee, the beneficiaries of which are Mr. Malone’s adult children (the “Trusts”), as to which shares Mr. Malone disclaims beneficial ownership and (C) 5,016 shares of Series A Common Stock that are issuable upon exercise of options which are exercisable within 60 days of December 22, 2014 ). The shares of Series A Common Stock beneficially owned by Mr. Malone constitute approximately 5.99% of the outstanding shares of Series A Common Stock, based on 70,804,549 shares of Series A Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 12, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.  Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone beneficially owns voting securities of the Issuer representing approximately 4.2% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock. The Trusts hold 78,629 shares of Series A Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series A Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) On December 22, 2014 Mr. Malone exercised options to purchase 44,407 shares of Series B Common Stock. The aggregate exercise price of approximately $497,802 was paid by Mr. Malone from personal funds. In addition, on December 22, 2014, Mr. Malone, his wife, and the Trusts exchanged a total of 2,770,173 shares of Series B Common Stock in a private transaction with Mr. Maffei for 3,047,190 shares of Series A Common Stock held by Mr. Maffei.  Except as provided in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock of the Issuer within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 22, 2014, in connection with the Exchange, Mr. Malone, his wife and the Trusts entered into an exchange agreement with Mr. Maffei. Such agreement contained customary representations and warranties of the parties regarding the shares exchanged by them in the Exchange.

Item 7.  Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 24, 2014

	By:	/s/ John C. Malone
John C. Malone